Catherine S. Gallagher cgallagher@velaw.com

Tel +1.202.639.6544  Fax +1.202.879.8985

April 1, 2013

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-3628

Attention: Susan Block, Attorney-Advisor

Re:	KNOT Offshore Partners LP
Amendment No. 1 to
Registration Statement on Form F-1
Filed March 19, 2013
File No. 333-186947

Ladies and Gentlemen:

This letter sets forth the response of KNOT Offshore Partners LP (the “Registrant”) to the comment letter dated March 27, 2013 of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) with respect to the Registrant’s Amendment No. 1 to Registration Statement on Form F-1 submitted on March 19, 2013 (the “Registration Statement”). On behalf of the Registrant, we have filed a revised draft of the Registration Statement (the “Revised F-1”) today via EDGAR. Also included are certain exhibits to the Registration Statement. A copy of this letter has been furnished via EDGAR as correspondence. All references to page numbers in the responses below are to page numbers in the redlined Revised F-1. In order to facilitate your review, we have repeated each comment in its entirety in the original numbered sequence.

Capitalized terms used in this letter but not defined herein have the meanings given to them in the Registration Statement. Information provided in this letter on behalf of the Registrant has been provided to us by the Registrant.

Vinson & Elkins LLP Attorneys at Law Abu Dhabi Austin Beijing Dallas Dubai Hong Kong Houston London Moscow New York Palo Alto Riyadh San Francisco Shanghai Tokyo Washington	2200 Pennsylvania Avenue NW, Suite 500 West Washington, DC 20037-1701 Tel +1.202.639.6500 Fax +1.202.639.6604 www.velaw.com

Securities and Exchange Commission April 1, 2013 Page 2

Management’s Discussion and Analysis, page 86

Borrowing Activities, page 100

Windsor Purchase Facility, page 104

1.	If material please provide a risk factor addressing the matters disclosed in the last paragraph in this discussion about KNOT’s agreement to compensate the “borrower” for any difference in the hire rate below the hire rate agreed for the Windsor Knutsen’s time charter for five years, and that KNOT’s failure to comply with this may cause an event of default.

Response: The Registrant has revised its disclosure to reflect that a failure by KNOT to perform its obligations under the omnibus agreement to guarantee the hire rate under the Windsor Knutsen time charter could result in an event of default under the Windsor Purchase Facility. Please see page 26 of the Revised F-1.

Exhibits

2.	Please file signed and dated legality and tax opinions prior to effectiveness.

Response: The Registrant has filed with the Revised F-1 signed and dated legality and tax opinions.

Exhibit 8.3

3.	Please revise to include Appendix 1 as referenced in the last paragraph on the first page.

Response: The Registrant has revised Exhibit 8.3 to include Appendix 1.

Securities and Exchange Commission April 1, 2013 Page 3

Please contact Catherine Gallagher (202.639.6544) at Vinson & Elkins L.L.P. if you have any questions with respect to the foregoing.

Very truly yours,

VINSON & ELKINS L.L.P.

By:	/s/ CATHERINE S. GALLAGHER
Catherine S. Gallagher

cc:	Theresa Messinese (Securities and Exchange Commission)
Lyn Shenk (Securities and Exchange Commission)
John Dana Brown (Securities and Exchange Commission)
Arild Vik (KNOT Offshore Partners LLC)
Sean T. Wheeler (Latham & Watkins LLP)
Adorys Velazquez (Vinson & Elkins L.L.P.)